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SEC FILE NUMBER
8-32385

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN AND BROWN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 GREENVILLE AVE. SUITE 990
(No. and Street)

DALLAS	TEXAS	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN COLON BROWN JR. (214) 696-1768
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MESCH, PLLC
(Name – *if individual, state last, first, middle name*)

600 TEXAS STREET, FLOOR 1	FORT WORTH	TEXAS	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM RMS

OATH OR AFFIRMATION

I, JOHN COLON BROWN JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN AND BROWN SECURITIES, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE A. BUBEL
My Notary ID # 7482681
Expires January 6, 2021

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MESCH.

BROWN AND BROWN SECURITIES, INC.

FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION, &
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2017

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TABLE OF CONTENTS

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown and Brown Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown and Brown Securities, Inc. as of December 31, 2017 , the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brown and Brown Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Brown and Brown Securities, Inc.'s management. Our responsibility is to express an opinion on Brown and Brown Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brown and Brown Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

The supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Brown and Brown Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brown and Brown Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss, PLLC

We have served as Brown and Brown Securities, Inc.'s auditor since 2016.

Fort Worth, Texas
February 12, 2018

Brown and Brown Securities, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets		
Cash and cash equivalents	$ 108,719	
Cash with clearing organization, restricted	25,022	
Commissions receivable, net	28,329	
Investments	276,003	
Total current assets		**$ 438,073**
Total Assets		**$ 438,073**

LIABILITIES AND SHAREOLDERS' EQUITY

Current Liabilities		
Accounts payable - related party	$ 37,800	
Total current liabilities		**$ 37,800**
Long-term Liabilities		**0**
Total Liabilities		**37,800**
Shareholders' Equity		
Common stock, 1,000,000 shares authorized, $.01 par value, 26,000 shared issued and outstanding	260	
Additional paid-in capital	25,740	
Retained earnings	374,273	
Total Shareholders' Equity		**400,273**
Total Liabilities and Shareholders' Equity		**$ 438,073**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2017

Revenue		
12b-1 fees	$ 337,953	
Mutual funds	49,517	
Commissions - other	11,530	
Dealer fees	1,465	
Total Revenue		**$ 400,465**
Expenses		
Administrative	342,200	
Professional fees	5,040	
Licenses and permits	7,812	
Regulatory fees	900	
Commissions - clearing expense	6,356	
Commissions	3,821	
Bonding expense	1,502	
Miscellaneous	536	
Total Expenses		**368,167**
Operating Income		**32,298**
Other Income and Expenses		
Insurance income	238	
Interest and dividend income	8,680	
Gain on investments	1,921	
Total Other Income and Expenses		**10,839**
Income Before Provision for Income Taxes		43,137
Provision for franchise taxes		0
Net Income		**$ 43,137**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Changes in Shareholders' Equity
For The Year Ended December 31, 2017

Common Stock		
Beginning and end of year		**$ 260**
Additional Paid-in Capital		
Beginning and end of year		**25,740**
Retained Earnings		
Beginning of year	$ 406,136	
Distributions	(75,000)	
Net income for the year ended December 31, 2017	43,137	
End of Year		**374,273**
Total Shareholders' Equity		**$ 400,273**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net Income		$ 43,137
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in:		
Commissions receivable	$ (4,436)	
Investments	53,092	
Increase (Decrease) in:		
Accounts payable	(30)	
Accounts payable - related party	4,300	
Total adjustments		52,926
Net cash provided by operating activities		96,063
Cash Flows from Financing Activities		
Distributions	(75,000)	
Net cash (used) by operating activities		(75,000)
Net Increase in Cash		21,063
Cash and cash equivalents at beginning of year		112,678
Cash and cash equivalents at end of year		$ 133,741

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Statement of Cash Flows (Continued)
For The Year Ended December 31, 2017

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for		
Interest	**$**	**0**
Taxes		**0**
Total	**$**	**0**

The accompanying notes are an integral part of these financial statements.

Brown and Brown Securities, Inc.
Notes to Financial Statements
For The Year Ended December 31, 2017

Note 1: Description of Business

Brown and Brown Securities, Inc. (the "Company") was incorporated on June 15, 1984, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1 934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Hilltop Securities, Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. Based on the agreement between HTS and the Company, the Company pays a clearing fee to HTS for handling all trades for the Company.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Restricted cash
As of December 31, 2017, cash of $25,022 was pledged as collateral to secure deposit requirement at HTS.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Brown and Brown Securities, Inc.
Notes to Financial Statements
For The Year Ended December 31, 2017

Note 2: Summary of Significant Accounting Policies (Continued)

Commissions receivable
Receivables consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through a reputable investment fund company. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Revenue and cost recognition
Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Note 3: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access,

Level 2 Inputs to the valuation methodology include:

- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3: Fair Value Measurement (Continued)

The asset's or liability 's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for fair value measurement:

The carrying value of cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short maturity of these instruments.

Investments in mutual funds and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized net loss on securities held during the year of $48.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As the investments are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820.

Investment in mutual funds at December 31, 2017 consisted of the following:

	Cost	Fair Market Value
Investments in mutual funds	$300,099	$ 276,003

Note 4: Related Party Transactions

For the year ended December 31, 2017, the Company had a payable in the amount of $37,800 due to a related entity.

The Company shares office space and other operating expenses with a related entity owned and operated by the shareholders of the Company. The Company pays ninety percent of its gross profit to the related entity for its share of the associated expenses. However, the reimbursements are limited if they would cause the Company to have insufficient resources to satisfy its obligations or not be in compliance with net capital requirements. Total amount paid during the year ended December 31, 2017 was $341,890.

Brown and Brown Securities, Inc.
Notes to Financial Statements
For The Year Ended December 31, 2017

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of December 31, 2017, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 6: Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Service Code to be an S Corporation. In lieu of a provision for income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the company's taxable income.

The Company is subject to the Texas franchise tax; however, total revenue for the year ended December 31, 2017 was less than the taxable threshold. Therefore, total franchise tax due for the year ended December 31, 2017 was $0.

The Company has adopted the provisions of ASC Topic 740 (Income Taxes) relating to unrecognized tax benefits on January 1, 2009. This standard requires an entity to recognize a liability for tax positions when there is a 50% or greater likelihood that the position will not be sustained upon examination. The Company is liable for taxes if its initial election as an S Corporation was invalid or if it ceases to meet the requirements of an S Corporation. The Company believes that its initial election was valid and that it continues to meet the requirements of an S Corporation, and that it is more likely than not that this position would be sustained upon examination. As such, there were no liabilities recorded for uncertain tax positions as of December 31, 2017.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2014 or subject to Texas franchise tax examinations for years before 2012.

Note 7: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2017.

Note 8: Subsequent Events

Management has evaluated subsequent events through February 12, 2018, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

Brown and Brown Securities, Inc.
Schedule I - Supplemental Schedules Required by Rule 17A-5
Of The Securities and Exchange Commission
As Of December 31, 2017

Computation of Net Capital:

Total stockholders' equity	$	400,273		
Add: subordinated liabilities		0		
Total capital and allowable subordinated liabilities			$	400,273
Deductions and/or charges:				
Non-allowable assets				0
Net capital before haircuts on securities positions				400,273
Haircut on securities				(16,560)
Net Capital			$	383,713

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	2,521
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Excess net capital	$	333,713
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	323,713

See independent auditor's report on supplemental schedule.

Brown and Brown Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)
As Of December 31, 2017

Computation of Aggregate Indebtedness

Total liabilities	$	37,800
Less: exclusions		0
Aggregated Indebtedness	$	37,800
Percentage of aggregate indebtedness to net capital		9.85%

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	$	383,713
Audit adjustments		0
Adjusted net allowable capital, per audited financial statements	$	383,713

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2017.

See independent auditor's report on supplemental schedule.

Brown and Brown Securities, Inc.
Schedules II and III
December 31, 2017

Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through a clearing firm on a fully disclosed basis. Transactions are cleared through Hilltop Securities, Inc.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown and Brown Securities, Inc.

We have reviewed management's statements, included in the accompanying Brown and Brown Securities, Inc.'s Exemption Report, in which (1) Brown and Brown Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brown and Brown Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Brown and Brown Securities, Inc. stated that Brown and Brown Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brown and Brown Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brown and Brown Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch, PLLC

Fort Worth, Texas
February 12, 2018

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Brown and Brown Securities, Inc.
Exemption Report
Year Ended December 31, 2017

Brown and Brown Securities, Inc. (the Company) is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the period January 1, 2016 to December 31, 2017 without exception.

Brown and Brown Securities, Inc.

I, Colon Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

February 12, 2018

MESCH.

February 22, 2018

To the Board of Directors and Shareholders of
Brown and Brown Securities, Inc.

In connection with our audit of the financial statements and supplemental information of Brown and Brown Securities, Inc. (the "Company") for the year ended December 31, 2017, we have issued our report thereon dated February 12, 2018. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Brown and Brown Securities, Inc. in its 2017 financial statements are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Management's estimate of the fair value of investments is based on fair value of investments at quoted market prices. We evaluated the key factors and assumption used to develop the fair value of investments in determining that it is reasonable in relation to the financial statements taken as a whole.

Management's estimate of the accounts receivable is based on prior history of quarterly receipts of 12B-1 fees. We evaluated the key factors and assumptions used to develop the accounts receivable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We note no transactions entered into by the Company, during the year, for which there was a potential bias in management's judgment. All significant transactions have been recognized in the financial statements in the proper period.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no material uncorrected misstatements identified in the audit of the December 31, 2017 financials.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Internal Control

In planning and performing our audit of the financial statements of the Company as of December 31, 2017, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identity all deficiencies in internal control that might be material weaknesses or significant deficiencies, and therefore, material weaknesses or significant

deficiencies may exist that were not identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention b those responsible for oversight of the company's financial reporting. We did not identify any deficiencies in internal control that we consider to be a control deficiency, a material weakness, or a significant deficiency, as defined above.

This information is intended solely for the use of the board of directors, shareholders, and management of Brown and Brown Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Mead. PLLC